Exhibit 99.1

2009 ANNUAL REPORT

O9

PCL

PCL FAMILY OF COMPANIES

OUR ROOTS

E.E. POOLE GENERAL CONTRACTOR

E.E. Poole General Contractor was founded in 1906 in the small town of Stoughton in southern Saskatchewan. Ernie Poole, a carpenter from Prince Edward Island, moved to Canada’s developing West to seek his fortune.

Ernie’s company started by building farmhouses, four-room schools, town halls, and many public institutional infrastructure projects. His two sons, John and George, joined him in the business and, together, they grew the family-owned organization and set the stage for it to become one of the largest and most successful contracting organizations in North America. In 1932, Poole Construction moved its corporate office to Edmonton, Alberta, where headquarters are still located.

In 1975, the company entered the United States with a project in Colorado Springs and quickly established its United States home office in Denver, where it remains today.

In 1977, then-president Bob Stollery, twenty-four other employees, and The Great-West Life Assurance Company (minority interest) bought the company from the Poole family, and our current model of employee ownership began. The name change to PCL was introduced in 1979. Great-West Life shares were eventually repurchased in 1990, making PCL one hundred percent owned by employees.

Now in our second century of operations, we can look back with pride on our rich history that has prepared our family of operating companies to be one of the largest, most geographically mobile, and sectorally diverse contracting organizations in North America.

COVER: PCL Construction Services, Inc. (Seattle)

Edmonton Clinic, North and South

Centennial Centre for Interdisciplinary Sciences

Edmonton, Alberta

Clients: University of Alberta & Alberta Health Services Contract Value: These projects total more than $1.2 billion. A record ten tower cranes dominated the skyline at the University of Alberta in 2009.

PCL

PCLToday

LIEBHERR

100

Percentage owned by employees

27

Number of major PCL office locations across Canada, the continental United States, Alaska, the Hawaiian Islands, and the Caribbean

94

Percentage of eligible staff who own shares

6,300,000,000

Dollar value of PCL’s record billings in 2009

Ranking among Canada’s largest contracting organizations

3,406

Number of full-time professional and administrative salaried staff

This is the 2009 annual report for PCL Employees Holdings Ltd. This report contains consolidated information for PCL Employees Holdings Ltd. and its subsidiaries. Where “PCL” is used in this report, it refers to the PCL family of companies, which is composed of a number of independent companies which operate in various construction markets or geographic areas.

(All financial numbers in Canadian dollars unless otherwise noted)

PCL ANNUAL REPORT 2009: PCL Today

12

Number of districts and/or business units that had record profits in 2009

60,40

Percentage of billings in Canada and the US

45,10,3

Number of states, provinces, and territories we’ve worked in since 1906

3,191

Number of employee shareholders as of October 31, 2009

7

Ranking among the United States’ largest contracting organizations

6,500

Average number of direct-hire tradespeople

employed

37

Ranking among the world’s largest contracting organizations

67, 19, 14

Percentage of billings in buildings, heavy industrial, and civil infrastructure

25,000,000

Dollar value of billings per working day

EXECUTIVE MESSAGE

To: The Shareholders of PCL Employees Holdings Ltd.

In our executive message to you in last year’s report, we predicted that 2009 would be a “relatively busy year” and we would experience “decent financial results.” It is our pleasure to report that once again your company has experienced record profitability and billings.

For the second time in our history, PCL had billings in excess of $6 billion and our profits before bonuses and taxes set a new record by a modest 3% over our spectacular results of 2008. What was truly remarkable was that our profits were 46% better than what we originally planned for at the beginning of our 2009 fiscal period.

Our strong 2009 performance can be attributed to the quality of contracts that we acquired prior to the economic crash in the fall of 2008 and the very successful execution of that work in this fiscal year. Our shareholders are indeed fortunate to receive slightly in excess of a 60% return on investment at a time when many organizations and industries are struggling for survival.

Every one of our business units was profitable in 2009, with 12 of the 24 business units setting new profitability records. Special congratulations go out to the Calgary and Edmonton buildings districts which crossed record profitability thresholds never seen before in our organization.

PCL will not escape the realities of the world economic circumstances as we did see our new work securement in 2009 drop 12% from 2008. Although this leaves us with a solid carryover into future years, the reduction in new work securement and the fact that it is being won in a highly competitive marketplace make it very likely that margins will drop considerably from those we experienced in recent better times.

The nature of the work we are securing has changed significantly over the past year. A large percentage of this work is publicly funded and a number of these projects involve complex financing. We are seeing growth in the number of civil infrastructure projects, many of these in joint ventures. We are also participating in more public-private partnership consortia, or build interim finance teams. These complex project procurement formats have caused PCL to pay particular attention to our working capital needs and access to new capital. We collaborate closely with our financial partners such as banking syndicate members, bonding companies, and other financial institutions, so that we are able to pursue these unique project opportunities.

Executive Message

Ross Grieve

Joseph D. Thompson

Our financial results were once again accompanied by a record safety performance. Our lost-time frequency rate for 2009 was 0.04, the same as our record set in 2008. The even better news is our total recordable incident rate for 2009 was 1.18, more than 50% better than the record we set last year, again in a very busy construction environment where we performed over 20 million manhours of direct-hire work. Congratulations to all of you who have an influence on safety within our organization.

On November 1, 2009, we took a major step forward in the implementation of our succession plan. Paul Douglas became president and chief executive officer of PCL Construction Holdings Ltd., taking over from Ross Grieve, who moved into the executive chairman role. Joe Thompson stepped down from the chairman’s role and will remain as a director for the next year.

Over this past year we have welcomed a number of new staff into our organization so that we are well prepared for the future, as a number of long-term senior staff will be retiring.

PCL remains healthy and is clearly an industry leader. We have come through one of the worst economic periods since the Great Depression remarkably well and are very optimistic that we will remain busy and profitable in the years ahead. We are at the same time realistic in understanding the new and changing marketplace we will be working in.

On behalf of your Board of Directors of PCL Employees Holdings Ltd., we thank you for your dedication and loyalty to PCL.

Ross Grieve President and Chief Executive Officer (Fiscal 2009)

Joseph D. Thompson

Chairman (Fiscal 2009)

FINANCIAL REPORT

Financial results for fiscal 2009 exceeded the original and mid-year forecasts by a significant measure. Fiscal 2009 profit before bonuses and taxes of $669 million was 46% better than originally planned, and was our best year ever. 2009 profit before bonuses and taxes increased 3% from 2008.

This strong performance was bolstered significantly by the record performance of many of our operating companies across the organization. Many of our district offices and/or business units set new profitability records: Calgary, Edmonton, Saskatchewan, Toronto, Ottawa, Denver, San Diego, Civil Southeast, Monad, Melloy, PCL Intracon, and PCL Resources.

2009 billings of $6.3 billion set a new record for the organization and were up 4% from fiscal 2008.

Our new work securement of $5.3 billion for fiscal 2009 was down 12% from 2008. Our carryover work of $6.1 billion into fiscal 2010 is down 11% from 2008. This carryover, combined with the significant volume of highly probable projects that have yet to be awarded, means fiscal 2010 should nevertheless be our busiest year ever. Once again, we are pleased to see that our organization is diligent in keeping our overhead at an acceptable level. Our 2009 overhead expenses were 4% lower than what we planned for at mid-year. We appreciate all of our employees’ efforts in this regard.

‘

PCL ANNUAL REPORT 2009: Financials

FINANCIAL INFORMATION

Following are some financial highlights. The fiscal 2009 audited financial statements for PCL Employees Holdings Ltd. can be downloaded from PCL Connects.

* Does not include gains or losses resulting from currency changes on net US assets
** Reference to "billings" in this report means billed volume, which differs from the term "revenue" used in the PCL Employees Holdings Ltd. financial statements and SEC 20-F filing. Differences between "billings" and "revenue" result from changes in unearned revenue and non-fee billings on agency construction management contracts.

	2009	2008	2007	2006	2005	2004
*Profit before bonuses and taxes (millions)	**$669**	**$650**	$440	$350	$186	$132
**Billings (billions)	**$6.3**	**$6.1**	$5.5	$4.7	$3.9	$3.0
New work (billions)	**$5.3**	**$5.9**	$7.1	$5.5	$5.3	$4.2
Carryover (billions)	**$6.1**	**$6.9**	$7.2	$5.6	$4.9	$3.7
Overhead (millions)	**$220**	**$177**	$151	$134	$119	$111
Replacement value of property, plant, and equipment (millions)	**$532**	**$538**	$449	$382	$306	$230
Capital spend per year (millions) (property, plant, and equipment)	**$22**	**$44**	$62	$52	$52	$32


$669
$500
$250
$0
2004
2005
2006
2007
2008
2009
Profit Before Bonuses and Taxes (in millions)


$6.3
$5.0
$2.5
$0
2004
2005
2006
2007
2008
2009
Billings (in billions)


$6.0
$5.3
$3.0
$0
2004
2005
2006
2007
2008
2009
New Work (in billions)


$6.1
$6.0
$3.0
$0
2004
2005
2006
2007
2008
2009
Carryover (in billions)

7

PCL ANNUAL REPORT 2009: Financials

FINANCIAL INFORMATION, continued

In response to these financial results, your board of directors has declared dividends of $9.75 per share, payable February 12, 2010 to shareholders of record on January 31, 2010. After payment of these dividends, using the formula set forth in the Unanimous Shareholder Agreement, the directors set the value of PCL Employees Holdings Ltd. shares at $26.00 per share, an increase of $1.00 per share from their previous value. The long-term bonus, calculated on the basis of $4.70 per share, plus the above stated dividend and the share value increase, totals $15.45 per share, for a 61.8% return on last year’s share value of $25.00.

80.0%

70.0%

60.0%

50.0%

25.0%

0%

48.5

51.7

53.3

35.9

28.7

31.1

39.4

68.4

65.2

75.9

61.8

1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Percent Return on Prior Year-End Share Value

PCL ANNUAL REPORT 2009: Financials

SHARE INFORMATION

**The long-term bonus is based on an employee's long-term contribution to the company. Using share ownership to be reflective of this, the company normally distributes approximately 20% of gross profits before bonus and tax to the long-term bonus pool. The long-term bonus is separate from the regular bonus program.

		2009	2008	2007	2006	2005	2004
Shares outstanding at October 31 (millions)		28.5	24.4	20.7	17.9	15.6	14.1
Number of shareholders		3,191	2,932	2,549	1,977	1,670	1,528
**Long-term bonus per share	$	4.70	5.33	4.25	3.90	2.25	1.87
Dividend per share	$	9.75	11.00	8.60	9.05	4.88	3.03
Share value increase	$	1.00	1.50	1.50	1.25	0.75	1.00
New share value	$	26.00	25.00	23.50	22.00	20.75	20.00
Return on prior year-end share value	%	61.8	75.9	65.2	68.4	39.4	31.1


28.5
20.0
10.0
0
2004
2005
2006
2007
2008
2009
Shares Outstanding at October 31 (in millions)


3,191
3000
1500
0
2004
2005
2006
2007
2008
2009
Number of Shareholders as of October 31

9

OPERATIONAL HIGHLIGHTS

BUILDINGS

Canada Buildings

The global collapse of credit markets and of trust and confidence in the financial system starting in late 2007 resulted in a significant switch from private commercial buildings in Canada to publicly funded projects in fiscal 2009. Pursuit efforts were concentrated on health care facilities, educational institutions, correctional services projects, and other public infrastructure areas.

In health care, the Edmonton Clinic, North and South, was a significant contributor to our Edmonton district’s record profit year. Toronto district’s record profit year in fiscal 2009 and new work securement was built on large health care projects like the North Bay Regional Health Centre, the Bridgepoint Hospital, and the Niagara Health System, which comprises the New Health Care Complex and the Walker Cancer Centre. The Ottawa Hospital Regional Cancer Centre, the Kingston Hospital, and the Queensway Carleton Hospital Cancer Centre reflect a similar focus in the area of Canada’s capital city in 2009, as does the Tidal View Long Term Care Facility in Halifax.

In education, the Edmonton district neared completion on the Centennial Centre for Interdisciplinary Sciences project for the University of Alberta, and Calgary delivered the Polytechnic Parking project at the Southern Alberta Institute of Technology. The Saskatchewan district was busy with the International Vaccine Laboratory (InterVac) at the University of Saskatchewan in Saskatoon; InterVac is one of the largest vaccine research laboratories in North America.

In corrections, the medium security wing at the Milner Ridge Correctional Centre in Winnipeg was completed in 2009, as were the Lunenberg County Justice Centre in Halifax and the Durham Consolidated Courthouse in Oshawa.

Other large publicly funded projects included the Edmonton International Airport Terminal and the $300-million BC Place Retractable Roof project.

While much of the major activity for the year focused on projects with public funding, other projects also contributed to the profitability records set at our offices. Projects such as Centennial Place and the Keynote Development project in Calgary, the Southgate Centre Expansion in Edmonton, the Shaw Centre in Saskatoon, the RBC Centre in Toronto, and a food production facility for the House of Commons in Ottawa all contributed to growth in those regions.

Special Projects

PCL Special Projects teams across our entire organization experienced strong activity levels and made major contributions to our company’s profitability. Many of their projects are for national clients and are often of relatively small values and short duration. These projects are extremely important to our repeat clients, who count on PCL to provide high levels of service, often within an occupied environment.

Canadian Museum for Human Rights

Winnipeg, Manitoba Contract value: $205 million Scheduled completion: July 2012

TELUS Centre for Performance and Learning at the Royal Conservatory of Music – Phase III

Toronto, Ontario

Contract value: $49 million Completion: October 2009

Sparkling Hill Resort and Wellness Centre

Vernon, British Columbia Contract value: $75 million Scheduled completion: March 2010

ANC South Terminal Seismic and Security Retrofit

Anchorage, Alaska

Contract value: $146 million US Completed: December 2009

Vestas Towers Manufacturing Campus

Pueblo, Colorado

Contract value: $115 million US Scheduled completion: April 2010

Mystic Lake Hotel & Casino Master Plan

– Phase II Remodel Project

Prior Lake, Minnesota Contract value: $66 million US Scheduled completion: August 2010

US Buildings

Despite challenging economic times in the US, PCL is well positioned to capitalize on opportunities as the construction market works towards recovery. In August, a US strategic planning session focused on being more competitive through this difficult time and beyond. A few outcomes from this session were to:

· Develop expertise and pursue projects in the new and renewable energy construction markets as this sector continues to grow its market share.

· Focus on quality pursuits funded by federal stimulus and economic recovery money, many outside of typical district geographical boundaries.

· Continue to research opportunities to expand our operations into sectors and geographic regions that offer good growth potential and future returns for our shareholders.

Hawaii – The $59-million US Ewa Makai Middle School will achieve a LEED® Silver rating when completed next year. Although it has only been a year since it was launched, the Hawaii Special Projects division has had a string of successes with projects on the various islands.

Seattle – The Seattle district, which includes Anchorage and a civil infrastructure division, was successful in maintaining their presence in these locations and sectors. The Anchorage satellite office has received positive publicity regarding the completion of the ANC South Terminal Seismic and Security Retrofit, and the civil infrastructure group secured two projects strengthening its position in the Seattle region. The district is nearing completion of the $256-million US Bravern Residences project.

San Diego – A joint venture including the San Diego district was successful in securing a $350-million US contract for the expansion to the San Diego International Airport, which will be complete in 2012. This year the district was awarded a 2009 “Best of the Best” Build San Diego Award by The Association of General Contractors (AGC), for the SeaWorld California’s Bay of Play project.

Los Angeles – Construction of the $118-million US CSU Fullerton Student Housing project commenced this year and will be complete in 2011. The district was also recently awarded the historic renovation of the Bob Hope Patriotic Hall, the $56-million US UCLA Northwest Campus Housing Student Infill, and the $40-million US YWCA Greater LA Urban Campus.

Orlando – As the Orlando district wraps up the $37-million US Strongarm project for Universal Studios and the $18-million US West Palm Beach Air Traffic Control Tower in 2009, they continue to look into new expansion opportunities in the health care market. The Orlando district also continues to provide support to the Charlotte satellite office, which has secured two projects since its official opening in the fall of 2008: the $10-million US Biltmore Antler Hill Village and the $14-million US Cherry Point Command Operations Facility.

Denver – Over $270-million US worth of work will be completed next year in the Colorado Mountain region. The Denver district has continued to build a strong base for future work in the Colorado Rockies. The district has commenced construction on the $44-million US Denver Federal Center Utilities Infrastructure project.

Minneapolis – The Minneapolis district continues to grow its Native American project work due to its strong client base, and continues to expand the district’s expertise in the manufacturing sector. The district will complete a $26-million US project for General Mills next year and has a growing portfolio with the University of Minnesota.

Maple Leaf Square

Toronto, Ontario

Contract value: $322 million Scheduled completion: April 2010

Dalhousie University, Life Sciences Research Institute

Halifax, Nova Scotia Contract value: $50 million Scheduled completion: April 2011

The Bravern Signature Residences Towers 3 and 4

Bellevue, Washington

Contract value: $256 million US Scheduled completion: March 2010

CIVIL INFRASTRUCTURE

US Civil Infrastructure

The American Recovery and Reinvestment Act (ARRA) of 2009 provided stimulus money to repair and expand America’s aging infrastructure. PCL’s US civil infrastructure divisions have positioned themselves to capitalize on megaproject opportunities, in many cases by partnering with other contractors. Districts in Florida and Arizona have built solid foundations of expertise allowing them to take strategic steps to expand into other geographic regions, and both are seeing design-build as a growing project delivery method.

Civil SW – PCL Construction, Inc. based in Tempe, Arizona, grew their market presence in 2009 by establishing operational offices in California and Florida, markets that will remain a focus in the coming year. The district recently began construction of the $91-million US Jordan Basin Water Reclamation Facility in Utah, a joint venture partnership.

Civil SE – PCL Civil Constructors, Inc., based in Tampa, Florida, expanded its geographic footprint into Connecticut and Virginia this year with the recent awards of the $417-million US joint venture Pearl Harbor Memorial (Q) Bridge in Connecticut and the $133-million US Gilmerton Bridge in Virginia. Most recently, the district secured a $398-million US joint venture contract for the expansion to the I-4/Lee Roy Selmon Expressway in Tampa. Civil SE is currently tracking and pursuing twelve design-build projects for which bids will close in the immediate future.

Canada Civil Infrastructure

Civil infrastructure in Canada became a larger part of our construction focus in 2009 as part of the overall shift to publicly funded construction projects. We are involved in a number of major pursuits across the country, many of which follow public-private partnership financing models.

Some of the projects currently under construction are the Boundary Dam Spillway Reconstruction in Estevan, Saskatchewan; the Outlet Control Structure and the Highway 44 Bridge over the Red River Floodway in Lockport, Manitoba; the Anthony Henday Drive and Stony Plain Road Interchange Joint Venture and South LRT Extension Projects in Edmonton, Alberta; and the Glenmore Water Treatment Plant, along with numerous LRT Projects in Calgary, Alberta.

South Bay International Wastewater Treatment Plant

San Ysidro, California

Contract value: $87.6 million US Scheduled completion: March 2011

SR 520 West Lake Sammamish Parkway to SR 202 HOV & I/C

Redmond, Washington Contract value: $37.8 million US Scheduled completion: December 2010

I-275 (SR-93) Himes Ave. to Hillsborough River
Tampa, Florida
Contract value: $116.7 million
Completed: August 2009



Pearl Harbor Memorial (Q) Bridge (I-95 New Haven)
New Haven, Connecticut
Contract value: $417 million US
Scheduled completion: July 2015



Red River Floodway Outlet Control Structure
Lockport, Manitoba
Contract value: $35 million
Completed: April 2009



Tesla Treatment Facility
Tracy, California
Contract value: $81 million US
Scheduled completion: September 2012



Anthony Henday Drive and Stony Plain Road Interchange
Edmonton, Alberta
Contract value: $168 million (PCL portion of joint venture)
Scheduled completion: October 2011

HEAVY INDUSTRIAL

Canada Heavy Industrial

2009 was another busy year for PCL Industrial Constructors Inc. and PCL Intracon Power Inc, with much of the focus on Shell’s Upgrader expansion near Fort Saskatchewan, Alberta. Work on the massive Residue Hydro Conversion project moved at a hectic pace with a craft workforce exceeding 2,300 persons. The Nisku Fabrication and Module Yard facilities also successfully completed fabrication and module work for this project. PCL Industrial Constructors Inc. also completed a turnaround at Shell’s existing plant facilities.

New work was secured for a major expansion at Agrium’s Vanscoy, Saskatchewan Potash Facility. PCL Industrial Management Inc. and SNC Lavalin Inc. are joint venture partners engaged in an engineer, procure, and construct (EPC) contract likely to be one of the largest ever undertaken by the PCL Industrial group.

PCL Industrial Management Inc. also has been negotiating the contract terms for a very significant contract to construct part of the Kearl Oil Sands project for Imperial Oil Canada Ltd. near Fort McMurray, Alberta. It is anticipated that the $600-million contract will be signed in early 2010.

PCL Industrial Management Inc. has been engaged in a $130-million contract to construct an expansion at Consumer’s Cooperative Refineries Limited in Regina, Saskatchewan. PCL Industrial Constructors Inc. was also awarded contracts on this project; for module construction and the supply of ship loose pipe spools.

Melloy Industrial Services Inc. experienced its busiest year on record, performing a number of significant plant turnarounds for various clients. Capital Power kept us extremely busy at Keephills, constructing the air quality system and the entire balance of plant work for a 450-megawatt supercritical coal-fired power plant; this included the installation of the steam turbine, ancillary equipment, and piping systems.

Monad Industrial Constructors Inc. also experienced a record year with the construction of an oil terminal and five associated pumping stations valued in excess of $110 million for the TransCanada-Keystone Pipeline project. The work is nearing completion and Monad is actively pursuing other opportunities. The marketplace in which it operates, however, has slowed considerably and 2010 is predicted to be off to a slow start.

US Heavy Industrial

Teton Industrial Construction, Inc. enjoyed another record year working to complete a $335-million US cement plant in Foreman, Arkansas, as well as furthering the completion of a $230-million US air quality project for Southern Company at its Cartersville, Georgia coal-fired power facility.

Work continued on the construction of a sulphur unit at Total’s refinery in Port Arthur, Texas.

PCL Industrial Services, Inc. in Bakersfield experienced a sharp downturn in its market resulting from a rapid decline in oil prices early in its fiscal year and the worldwide financial crisis. Nonetheless, its steam generator business, small project work, and a contract valued at $15.5 million US for the installation of selective catalytic reduction units on four turbines for Chevron kept them relatively busy. PCL Bakersfield’s market has rebounded with the resurgence in oil prices and they are optimistic that 2010 will be a strong year.

Scotford Upgrader Expansion Project

Fort Saskatchewan, Alberta Scheduled completion: July 2010

Ash Grove Foreman Cement Plant Modernization Project

Foreman, Arkansas

Contract value: $345 million US Scheduled completion: January 2010

Keystone Oil Pipeline Project

Hardisty, Alberta

Contract value: $98 million

Scheduled completion: January 2010

36W & 26C Cogen SCR Refit

Bakersfield, California Contract value: $16 million US Scheduled completion: January 2010

Niagara Health System Health-Care Complex and Walker Family Cancer Centre

St. Catharines, Ontario Contract value: $550 million Scheduled completion: November 2012

Ottawa Congress Centre Redevelopment

Ottawa, Ontario

Contract value: $146 million

Scheduled completion: March 2011

PROPERTY, PLANT, AND EQUIPMENT

In the previous four years, the organization spent significant capital to accommodate growth in the number of PCL employees and construction projects. PCL’s expenditure for property, plant, and equipment was just under $22 million in 2009, down significantly from the $44 million spent in 2008.

In 2009 the equipment side of our operations was focused on utilization of the existing fleet rather than increasing its size.

In the category of land and buildings, 2009 highlights include: the sale of Teton Industrial Construction, Inc.’s former property in Alpharetta, Georgia; construction of a new office building for PCL Industrial Services, Inc. (Bakersfield), which they will move into early in 2010; purchase of a new yard site for the Denver district and PCL Resources operations in Denver; and approval of a new 10,000-square-foot warehouse building to be built at the PCL

Construction Resources Inc. yard in Vancouver.

The replacement value of the equipment and property assets PCL now owns totals $532 million.

Industrial Facilities at Nisku, Alberta

1 – PCL Industrial Constructors Inc. Pipe Fabrication Facility

2 – PCL Industrial Constructors Inc. Main Module Assembly Yard

3 – PCL Industrial Constructors Inc. North Module Assembly Yard

4 – Melloy Industrial Services Inc.

PCL

OTHER HIGHLIGHTS

OTHER HIGHLIGHTS: Professional Development and Training

PROFESSIONAL DEVELOPMENT AND TRAINING

“Training has been an important part of our organization since I joined it 40 years ago.” Ross Grieve

40 years and counting….professional development and training continue to be an important part of the PCL Way!

2009 saw the return of one of our marquee in-house development programs: Excellence in Construction. This four-day intensive program brought together twenty-five two-person teams from across the PCL family of companies to present information on a wide variety of construction topics. Held in PCL’s primary venue for learning, the Centennial Learning Centre (CLC), this event and other in-house programs highlight our philosophy such as “learning with PCL.”

Foundations for Operational Excellence, a course that focuses on operational skills training, is integral to PCL’s learning strategy, as is our Supervisor Development program. These programs continued to flourish this year alongside the introduction of a new course, “The Successful PCL Supervisor,” and the design of a similar course for hourly workers. Based on feedback from our districts, we are developing additional programs, using additional learning methods such as e-learning, to facilitate our employees’ growth.

Central to PCL is our commitment to Ethics and our Code of Conduct. This year we introduced a broader ethics training program that includes online learning complemented by district-level question and answer sessions. Employees have reported high levels of engagement and learning from this blended approach.

Facilitation services, such as strategic planning, continue to help our districts shape their future and the future of PCL. In addition, the Professional Development departments continue to facilitate feedback sessions designed to foster employee development. The implementation of Career QUEST, our Human Resources Information System, will provide us with even more and better information to help employees grow their careers at PCL.

In anticipation of all the continued learning opportunities and facilitated events happening at PCL, the US Head Office in Denver, Colorado, officially opened the new Peter E. Beaupré Learning Center in January 2009. To top off 2009, the Centennial Learning Centre in Edmonton was officially renamed the Ross Grieve Centennial Learning Centre.

OTHER HIGHLIGHTS: PCL in the Community

PCL IN THE COMMUNITY

PCL is dedicated to giving back to the communities in which we live and work. Over the last fiscal year, we’ve dedicated time and resources to organizations and initiatives, including those below, that need our help, and we are proud to partner with them as we continue to grow.

UNITED WAY IN 2009

• The PCL family contributed $5,148,872 to United Way organizations around North America.

• Employee contributions were up 28% over 2008.

• Over 77% of PCL employees contributed to their local campaigns.

• The PCL campaigns in the Denver and Edmonton areas each raised more than $1 million for their communities.

• PCL has been involved with the United Way for forty-one years and matches employee contributions.

CANADIAN HUMAN RIGHTS MUSEUM

The PCL family of companies became integrally involved with the Friends of the Canadian Human Rights Museum in Winnipeg through Ross Grieve. This early partnership and commitment led to a donation in March 2009 to the capital campaign.

ONE LIFE MAKES A DIFFERENCE

PCL donations in August 2009 helped to create a bursary for Saskatchewan inner city students to attend Athol Murray College of Notre Dame in Wilcox, Saskatchewan.

FRASER VALLEY HEALTH AUTHORITY

Between 2007 and 2009, PCL donations helped support health care in the community of Abbotsford, British Columbia.

STOLLERY CHILDREN’S HOSPITAL FOUNDATION

From 2004 to 2009, PCL donated to the Stollery Children’s Hospital Foundation in Edmonton to support pediatric care through the funding of education, research, special services, and medical equipment.

UNIVERSITY OF ALBERTA

In its ongoing support of the University of Alberta, PCL is donating to the Medicine, Sciences, and Engineering faculties from 2009 to 2013.

TRADES EDUCATION

Faced with ongoing trades shortages, PCL has stepped up its commitment to the training, recruitment, and retention of tradespeople. From 2006 to 2009 we have donated to the Northern Alberta Institute of Technology, Southern Alberta Institute of Technology, and the British Columbia Institute of Technology. These donations will continue from 2010 to 2012. The money is designated to support apprenticeship programs and the grooming of young workers for advancement.

US FOOD BANK INITIATIVE

PCL’s fourteen US operating offices each gave $10,000 to local food banks right before the Thanksgiving holiday, totaling a $140,000 contribution to food banks across the US. Several PCL offices also held holiday food drives to fill the supply that several food banks were so in need of this past holiday season.

United Way Thanks a Million Award

Al Troppmann, president, PCL Construction Services, Inc., helps out at the Denver Rescue Mission

OTHER HIGHLIGHTS: Corporate Support

CORPORATE SUPPORT

CANADA’s

30 Best

PENSION AND BENEFITS PLANS

Our corporate support services through PCL Constructors Inc. (NAHQ) and PCL Construction Enterprises, Inc. (USHO) found new and innovative ways to assist our independent operating companies with the systems and processes they require to build our customers’ projects. The following is a small sampling of the many value-added initiatives provided by our corporate departments.

SYSTEMS AND TECHNOLOGY

PCL Service-Now was introduced to manage systems-related support issues, inquiries, and requests for use by all systems support staff . This system provides a consistent toolset for managing, resolving, and reporting on systems-related issues. A change in the leadership structure has led to a stronger connection to the district systems administrators and our field customers, strengthening our ability to serve our customers across the organization. A project management training program was hosted to help our staff deliver more effectively on their projects.

OPERATIONS SUPPORT

Our strength in virtual construction (Building Information Modeling and other related systems) continued to grow in 2009, as we spearheaded opportunities to optimize field production. We also built a foundation of systems champions specifically in the realm of Project Document Controls (PDC) software and Project Management applications. Operations Support also hosted crane and building envelope seminars.

CORPORATE FINANCE

The new accounting business guide was completed and placed on Connects in May 2009. The accompanying course was also rolled out across the company to introduce and familiarize the districts with the policies and procedures contained within the business guide.

The department is now reviewing the salaried and hourly payroll processes at several districts. The best practices developed from these reviews will be assembled into a payroll procedural manual, expected to be completed in fiscal 2010.

An application was developed that allowed all approved scanned Business Courtesy Approval Requests to be easily attached to the employee master file.

HUMAN RESOURCES

The Human Resources Information System (HRIS) Career QUEST launched this year and was successfully utilized to administer the annual salary review and bonus cycles. The phased implementation will continue through 2010 resulting in the majority of employee-related processes, such as vacation requests and career development, being managed through this system.

The triennial PCL Employee Survey was implemented. The data collected will now be compiled and utilized across the company to revise or enhance our employment practices and/or policies as needed.

Our commitment to employee health and wellness continued through 2009 with the implementation of expanded programs throughout the organization.

In the United States, enhancements were made to our 401(k) plan for salaried employees. The former one-year eligibility period was reduced to ninety days. Immediate vesting of company matching funds on a go-forward basis was introduced. A reduction was made in the amount employees needed to contribute to receive the maximum company match from 8% of their income to 5% of their income. There was an increase in participation for the second year of our onsite health evaluations for employees and spouses.

COMMUNICATIONS

The North American Headquarters and US Head Office communications and marketing departments collaborated with teams across North America to implement major changes to the PCL website and release several new print materials. They also participated on the PCL Connects Re-Design Team, implemented a comprehensive CEO transition communications program, and managed the logistical challenges of the Operations Conference from the newly opened Vancouver Convention Centre.

RISK MANAGEMENT

Risk Management managed our self-insurance program, which captures the true costs of the risk we assume in performing our work. The self-insured losses coupled with insured losses provide us with a true total cost of risk that assists us in understanding fair and justified rates assessed to projects that are developed by third-party actuarial analysis.

LABOR RELATIONS

PCL continues to pursue opportunities in numerous jurisdictions across North America as well as in the various sectors of the construction industry. The diversity of our operations presents many unique labor relations challenges and our goal is to build and nurture harmonious labor relations wherever we operate.

OTHER HIGHLIGHTS: Health, Safety, and Environment

HEALTH, SAFETY, AND ENVIRONMENT



Despite another year of more than 20 million manhours worked, the PCL family of companies' overall total recordable incident rate (TRIR) improved 51% from 2.40 to 1.18, and our overall lost-time frequency rate (LTFR) remained at 0.04.

Our commitment in the drive toward Zero Incidents at PCL took another step forward in fiscal 2009. This commitment, bolstered by the continuous addition of more safety professionals to our organization, is moving us closer to our safety target of Zero Incidents. We have come a long way in making PCL workplaces safer and, at the same time, reducing our Workers' Compensation costs.

PCL's percentage of projects with no recordable incidents (96.3%) and percentage of projects with no lost-time incidents (99.7%) continues to improve. Although our goal of Zero Incidents has yet to be met, we are continuing to work toward improvement. All of us at PCL must make safety an instilled value.

PCL's Safety Management Center is contributing to our drive toward Zero Incidents. Through our commitment to this safety management software, we have been able to address trends and analyze indicators before they result in incidents.

Health and Wellness committees in almost every PCL major location helped improve the quality of our PCL workplaces. As well, we encouraged our employees to improve their health and wellness in the workplace as well as at home.

2009 Bob Tarr Safety Award
First: Monad Industrial Constructors Inc. (Edmonton)
Second: Nordic PCL Construction, Inc. (Hawaii)
Third: PCL Construction Management Inc. (Saskatchewan)

	2009	2008	2007	2006	2005
Manhours	20,377,707	20,570,035	19,355,559	15,467,784	13,099,756
TRIR	1.18	2.4	3.13	3.50	4.27
LTIs	4	4	24	20	17
PCL's LTFR	0.04	0.04	0.25	0.26	0.26
North American Industry Average (LTFR)	3.18	2.7	3.10	3.18	3.18

TRIR: Total Recordable Incident Rate
LTFR: Lost-Time Frequency Rate


10.0
5.0
4.27
3.50
3.13
2.4
1.18
2005
2006
2007
2008
2009

TRIR


North American Industry Average
PCL
3.0
1.5
3.18
3.18
3.10
3.06
3.18
0.26
0.26
0.25
0.04
0.04
2005
2006
2007
2008
2009

LTFR

24

OTHER HIGHLIGHTS: Sustainable Construction

SUSTAINABLE CONSTRUCTION

Our commitment to sustainability for our customers and our organization was further demonstrated in fiscal 2009 through an aggressive expansion of our leadership in education, training, and sharing our knowledge in sustainable building and environmentally sound business practices.

We continued with the PCL Green Initiative Leadership Committee and Green District Committees, and trained many of our professionals in Leadership in Energy and Environmental Design (LEED®) principles and practices. We now have over 350 LEED® Accredited Professionals in the PCL family of companies, and many more employees are in the process of being trained or updating their designation.

BUILDING GREEN

PCL

INSIDE AND OUT

US QUALITY MANAGEMENT ENHANCEMENT INITIATIVE

US Head Office has launched a new quality management enhancement initiative. The vision of this initiative is to enhance our quality culture at PCL, ensuring that our commitment to quality is apparent to all of our employees, clients, design partners, and trade contractors. The goal is to positively differentiate us from our competition, resulting in increased profitability and client satisfaction.

Some main focal points of this initiative will be to research best practices from across the company to develop a standardized QA/QC program, develop quality education and accountability programs, and raise the bar on our overall commitment to a quality culture.

Our motto is Build it Right, Build it Once!

To lead this effort, Terry Brickman has been appointed national director of quality management for US operations.

Build It Right.

DEFICIENCIES

Build It Once

OTHER HIGHLIGHTS: Awards and Rankings

AWARDS AND RANKINGS

Here is a sampling of the recognition PCL and its employees received in 2009.

INTERNAL

> United Way Chairman’s Award—2009: This year’s winner were: Chairman’s Award-100 or less employees—PCL Intracon Power Inc., Edmonton (coordinator: Glenda Pawlik); Chairman’s Award-100 or more employees—Teton Industrial Construction, Inc., Atlanta (coordinators: Julie Cassel & Annette Sharp); Chairman’s Spirit Award—PCL Constructors Canada Inc., Ottawa (coordinators: Emily Parent, Helene Savard, Gracy Ragheb, & Xue Chen).

> Joseph D. Thompson District Performance Awards—2008: In Canada, first place went to PCL Construction Management Inc. (Edmonton), and first place in the US went to Teton Industrial Construction, Inc. (Atlanta). Second place in Canada went to PCL Constructors Canada Inc. (Toronto), and second place in the US went to PCL Construction, Inc. (Tempe).

> Robert Stollery Construction Leadership Award—2009 Corporate Winner: Lucas Mallory, project manager, PCL Construction Services, Inc. (Denver).

> Les Albert Supervisory Leadership Award—2009 Corporate Winner: Ragan Bryce, superintendent, PCL Construction, Inc. (Tempe).

> Innovation Awards—2009: Alternate Atrium Lighting (Chris Palam, Paul Szczucinski, Greg Haver, Pat McGarvey, Mike Benallick, Tony Caria, Dave Potter, Bill Lawrenson, and Mike Mellor of PCL Constructors Canada Inc. in Toronto); 3D Existing Condition Scan (Randall Ellington and Josh Allison of PCL Construction Services, Inc. in Orlando); and Floating Casting Yard (Eric Chavez, Sean Bush, and Bryce Faust of PCL Civil Constructors, Inc. in Tampa).

EXTERNAL

> Top 100 Employers in Canada—2010: Now in its tenth year, this competition recognizes employers that lead the way in attracting and retaining employees (published by Mediacorp Canada Inc.).

> Canada’s 50 Best Managed Companies, Platinum Club—2009: This is the fifteenth time we’ve been recognized by the 50 Best program and our seventh consecutive year in the Platinum Club.

> Best Places to Work in Hawaii—2009: Ranked ninth by Hawaii Business magazine in Hawaii’s Best Places to Work program.

> Best Places to Work in Los Angeles—2009: Named by the Los Angeles Business Journal as one of the top five places to work in Los Angeles.

> Top 5 Best Places to Work in Orlando—2009: Named by the Orlando Business Journal.

> Best Place to Work in Colorado—2009: Ranked second by ColoradoBiz Magazine.

> Best Places to Work in Alaska—2009: Ranked third by the Alaska Journal of Commerce.

> Top 5 Best Places to Work in Bakersfield—2009: Named by Bakersfield Life magazine.

> Top 15 San Diego Best Places to Work—2009: Named by the San Diego Business Journal.

2009 Robert Stollery Construction Leadership Award Winner:

Lucas Mallory

Project manager in Denver

2009 Les Albert Supervisory Leadership Award Winner:

Ragan Bryce

Superintendent in Civil Southwest

RANKINGS

> #1: On-Site magazine’s Top 40 Contractors in Canada—2009: We’ve ranked at the top of this prestigious and well-respected list for more than twenty-five years.

> #7: Engineering News-Record’s Top 400 Contractors Sourcebook—2009: Ranked #7, up one spot from last year. PCL has ranked in the top twenty-five since 1995.

> #37: Engineering News-Record’s Top Global Contractors.

> #8: Engineering News-Record’s Top 100 Green Contractors (based on contracting revenue from registered sustainable projects).

> #1: Report on Business magazine’s 50 Best Employers in Canada—2010: Ranked #1 out of fifty. This marks our fourth year in the top five and our eleventh year in the top fifty.

> #28: FORTUNE 100 Best Companies to Work For®—2009: This marks the fourth consecutive year we’ve made this prestigious list.

INDIVIDUAL AWARDS

> Canada’s Outstanding CEO of the Year —2009: Ross Grieve was selected for this prestigious award by Caldwell Partners.

Ross Grieve

Canada’s Outstanding CEO of the Year for 2009

50 BEST EMPLOYERS IN CANADA 2010

CANADA’S

BEST MANAGED COMPANIES PLATINUM MEMBER

OTHER HIGHLIGHTS: Problems and Challenges

PROBLEMS AND CHALLENGES

Problem Resolution

In 2009 we continued to strengthen PCL’s internal legal team and the coordination and management of the external legal services that we utilize.

These initiatives, along with a focused approach to problem resolution by implementing our Major Disputes Resolution Policy, have served us well in working through some difficult outstanding problems.

We are pleased to report that over the past year, we resolved a number of these difficult issues including: • our long-standing claims on the Hoover Dam project • a significant portion of the claims relating to the car rental facility in Las Vegas • our claims on the Memorial Bridge project in Tampa • our claims on the Ottawa light rail transit project • our claims on the Art Gallery project in Hamilton • our claims for payment on the Washington Square project in Los Angeles, the Nolen project in San Diego, and the Kapalua Bay project in Hawaii • our claims for recovery of insurance proceeds on the Lake Side project in Utah

Challenges

Challenges for PCL in 2010 and beyond include:

• Dealing with increased competition

• Accessing capital and project financing required for our changing marketplace

• Building a strong civil infrastructure organization in Canada

• Continuing to be vigilant in selecting clients, subcontractors, and supplier partners who can fulfill their obligations

• Continuing our effort to expand our heavy industrial construction presence in the United States

OTHER HIGHLIGHTS: Looking Ahead

LOOKING AHEAD

The evolving story of the global financial crisis dominated fiscal 2009. The extent and impact of the crisis, and the subsequent events, are shaping the markets in which we work.

As anticipated, the residential, resort, and commercial business has pulled back significantly and, if this downturn is like others before it, we will not see much of a recovery in those markets for a few years. Overall though, our markets have turned out to be better than we might have expected and certainly some of that has to do with the stimulus spending that has occurred. It is clear, however, that the economic recovery in North America is fragile and concerns remain about high unemployment, tight credit markets, and nervous investors.

Nonetheless, PCL’s managers, in carrying out their three-year planning forecast in the fall of 2009, continue to identify good opportunities for PCL. It is our expectation that our annual billings will continue to increase over the next year, and PCL will become a $9 billion-per-year organization in the foreseeable future. Construction costs have dropped significantly over the last year or so, which will help to encourage our clients to move forward with some of the projects they deferred. Another encouraging sign is that project credit is slowly becoming available again.

We continue to progress with our strategic plan, looking for the right opportunities to expand our footprint. We are hopeful that before 2010 is over, we will have some exciting news in that respect. As mentioned earlier in this report, we see an increase in the amount of civil infrastructure work that comes our way. We are heartened by the fact that our heavy industrial group has won some major projects in Western Canada. We see the heavy industrial construction markets continuing to recover as construction costs drop and commodity prices rise.

Competition is fierce and there is significant pressure on margins for PCL and our construction partners. We must continue to work harder and smarter than our competitors, while driving for quality and value for our clients, to succeed and surpass our goals and their expectations.

OTHER HIGHLIGHTS: Corporate Governance

CORPORATE GOVERNANCE

Over the course of 2009 the Ethical Conduct Compliance Committee (ECCC) met five times under the chairmanship of Ross Grieve. PCL employees participated in mandatory online and face-to-face code of conduct training; this training was very successful and will be ongoing annually.

The Corporate Services Executive Committee (CSEC) is the most senior committee to act on the deliberations of the Corporate Services Steering Committee (CSSC) and the Corporate Services Management Team (CSMT). CSEC reports to the Board regularly and seeks their approval on certain matters. Paul Douglas continues to chair CSEC. Other committee members are Peter Beaupré, Gord Maron, Brad Nelson, Gord Panas, Peter Stalenhoef, Doug Stollery, and Dave Filipchuk.

The internal audit group continued with PCL’s second year of the Sarbanes-Oxley compliance program. It was determined there are no material weaknesses in PCL’s internal control over financial reporting as at October 31, 2009.

With the recent succession of the chief executive officer and chairman, the governance structure of our organization has undergone a number of changes. Succession planning is an ongoing process; therefore, further changes will occur.

On November 1, 2009 Paul Douglas became president and chief executive officer of PCL Construction Holdings Ltd. On the same date, Ross Grieve became executive chairman of PCL Construction Holdings Ltd. and PCL Employees Holdings Ltd., a full-time position for fiscal 2010. Joe Thompson stepped down as chairman but continues as a director of PCL Construction Holdings Ltd. and PCL Employees Holdings Ltd.

Joe Thompson and Hank Gillespie will retire as board directors January 31, 2011. Garnet Wells will become chair of the Audit Committee January 31, 2011. Ross Grieve will become chair of the Human Resource, Compensation, and Nominating Committee November 1, 2010.

Effective November 1, 2010, Paul Douglas becomes president and chief executive officer of PCL Employees Holdings Ltd., in addition to his current position of president and chief executive officer of PCL Construction Holdings Ltd. At that time, Ross Grieve’s role will shift from executive chairman to chairman of PCL Construction Holdings Ltd. and PCL Employees Holdings Ltd.

Paul G. Douglas

President and chief executive officer PCL Construction Holdings Ltd.

PCL EMPLOYEES HOLDINGS LTD.

Board of Directors
Ross A. Grieve – Chair
Paul G. Douglas
Joseph D. Thompson
H.R. (Hank) Gillespie
Garnet K. Wells

Officers
Ross A. Grieve – Chair, president, and chief executive officer
Paul G. Douglas – Executive vice president
Gordon D. Maron – Vice president, secretary/treasurer
Douglas R. Stollery – Secretary

Audit Committee
H.R. (Hank) Gillespie – Chair
Joseph D. Thompson
Garnet K. Wells

Human Resource, Compensation, and Nominating Committee
Joseph D. Thompson – Chair
H.R. (Hank) Gillespie
Garnet K. Wells

Investment Committee
Gordon D. Maron – Chair
Paul G. Douglas
Ross A. Grieve
Gordon L. Panas

Ethical Conduct Compliance Committee
Paul G. Douglas – Chair
Peter E. Beaupré
Gordon D. Maron
R. (Brad) Nelson
Gordon L. Panas
Peter A. Stalenhoef
Douglas R. Stollery



PCL Employees Holdings Ltd. Board of Directors
Left to right: H.R. (Hank) Gillespie, Paul G. Douglas, Ross A. Grieve, Joseph D. Thompson, and Garnet K. Wells.

31

OPERATING LOCATIONS

Anchorage

Yellowknife

Fort McMurray

EDMONTON

Kelowna

Saskatoon

Vancouver

Calgary

Seattle

Regina

Winnipeg

Minneapolis

Ottawa

Halifax

Toronto

DENVER

LasVegas

Bakersfield

Los Angeles

San Diego

Phoenix

Albuquerque

Vail

Charlotte

Atlanta

Orlando

Nassau

Tampa

Honolulu

North American Headquarters/Operating Location

U.S. Head Office/Operating Location

Operating Locations

Licensed Operation

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements about PCL’s future plans, strategies and expectations, the status of our ongoing projects, and potential contracts that we may be awarded in the future.

These forward-looking statements are subject to the safe harbor for forward-looking statements pursuant to Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts and often include some of the following language: believe, expect, anticipate, intend, plan, estimate, or other words of similar meaning. These statements can also be identified by the presence of future conditional verbs: will, would, should, project, forecast, predict, could, may, etc.

All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and may cause our actual results, performance, achievements, plans, or objectives to differ materially from the results, performance, achievements, plans, or objectives contemplated by the forward-looking statements. These risks and uncertainties include intense competition in the construction industry, possible economic downturns in our market areas, potential cost overruns in the performance of fixed-price contracts, risks of adverse judgments in pending and threatened litigation, and other risks and uncertainties that are described under the heading Risk Factors and elsewhere in Form 20-F as filed with the United States Securities and Exchange Commission.

PCL

CONSTRUCTION LEADERS

GRAND SIERRA

Teton

A PCL Company

NORDIC

CONSTRUCTION

PCL

MONAD

A PCL Company

PCL

INTRACON

MELLOY

A PCL Company

Please direct comments and inquiries to info@pcl.com

PCL Constructors Inc.

North American Headquarters

5410—99 Street Edmonton AB T6E 3P4 Canada (780) 733-5000

PCL.com

PCL

CONSTRUCTION LEADERS

30%

Mixed Sources

Product group from well-managed

Forests, controlled sources and

Recycled wood or fiber

FSC

WWW.fsc.org

Cert no. SW-COC-002959

1996 Forest Stewardship Council